Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA
TEL: 603-26914122 FAX: 603-26987398

02 AUG 27 AM 8:15

LETTER FOR MAINTENANCE OF EXEMPTION

26 August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

02049499

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the suspension of trading in shares of Sime Darby Berhad on the Kuala Lumpur Stock Exchange on Tuesday, 27 August 2002 - released on 26 August 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212)571-3050

Ref:cl/hd/suspension -request.lwp

Form Version 2.0

General Announcement

Submitted by **S DARBY** on **26-08-2002 05:23:18 PM**
Reference No **SD-020818-FFE4C**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Request for suspension of trading

* **Contents :-**

The Board of Sime Darby Berhad ("Sime Darby") wishes to announce that the Kuala Lumpur Stock Exchange has approved Sime Darby's request for suspension in the trading of shares of Sime Darby from 9.00 a.m. to 5.00 p.m. on Tuesday, 27th August 2002 to enable the public dissemination of Sime Darby's announcement of results for the fourth quarter ended 30th June 2002 scheduled to be released on the same day.

This announcement is dated 26th August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 AUG 27 AM 8:49

LETTER FOR MAINTENANCE OF EXEMPTION

27th August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 16

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following public announcements released on 27th August 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the results of the Sime Darby Berhad for the fourth quarter ended 30th June 2002;
2. Public announcement on dividend entitlement.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York
Fax No. (212)571-3050

File No. 82-4968

Form Version 2.0

Financial Result Announcement

Submitted by S DARBY on 27-08-2002 11:47:56 AM
Reference No SD-020826-87F95

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SIME DARBY BERHAD
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

*** Financial Year End** : 30-06-2002

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended * 30-06-2002.

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	30-06-2002 [dd/mm/yyyy] RM'000	30-06-2001 [dd/mm/yyyy] RM'000	30-06-2002 [dd/mm/yyyy] RM'000	30-06-2001 [dd/mm/yyyy] RM'000
1	(a)	Revenue	3,215,404	2,939,573	12,053,093	11,817,148
	(b)	Investment income	15,320	17,473	65,289	60,693
	(c)	Other income	15,094	16,469	44,412	65,394
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	463,082	452,393	1,572,381	1,517,381
	(b)	Finance Cost	-14,142	-9,167	-45,629	-28,461
	(c)	Depreciation and amortisation	-86,232	-85,302	-332,126	-333,018
	(d)	Exceptional items	-66,121	-82,850	-60,039	-74,579
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	306,587	275,074	1,144,567	1,081,339
	(f)	Share of profits and losses of associated companies	-11,487	10,859	3,517	49,159

File No. 82-4968

(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	295,100	285,933	1,148,084	1,130,492
(h)	Income tax	-16,067	-75,476	-220,355	-296,127
(i) (i)	Profit/(loss) after income tax before deducting minority interests	279,033	210,467	927,729	834,365
(ii)	Minority interests	-63,154	-63,966	-156,508	-217,358
(j)	Pre-acquisition profit/(loss), if applicable				
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	215,879	146,491	771,221	617,007
(l) (i)	Extraordinary items				
(ii)	Minority interests				
(iii)	Extraordinary items attributable to members of the company				
(m)	Net profit/ (loss) attributable to members of the company	215,879	146,491	771,221	617,007
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	9.30	6.30	33.20	26.50
(b)	Fully diluted (based on ordinary shares - sen)	9.30		33.20	
4 (a)	Dividend per share (sen)	17.50	13.50	22.50	18.50
(b)	Dividend Description	A final dividend of 14.5 sen per share less Malaysian tax at 28% and 3 sen per share tax exempt has been recommended and is proposed to be paid on 20th December 2002. An Interim gross dividend of 5.0 sen per share, less Malaysian tax at 28% was paid on 24th May 2002. The total annual dividend net of tax is RM396.3 million (2001 - RM397.7 million)			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	3.0900	2.9700

Remark :

In accordance with the Malaysian Accounting Standards Boards (MASB) Standard No. 19 on "Events After the Balance Sheet Date", the Group has changed its accounting policy with respect to the recognition of dividends declared or proposed. In the previous financial year, the final dividend was accrued as a liability after it has been proposed by the Directors. In the current financial year, the final dividend was only recognised as a liability after approval by the shareholders at the Annual General Meeting held on 6th November 2001. This change has been accounted for retrospectively and has the effect of increasing the consolidated retained profits for the year ended 30th June 2001 by RM314 million and net tangible assets per share to RM2.91.

Fully diluted earnings per share is computed based on 2,326.0 million (2001 : 2,326.0 million) weighted average number of ordinary shares of the Company in issue and 1.7 million (2001 : nil) unissued ordinary shares under options granted pursuant to the Sime Darby Employees' Share Option Scheme as at 30th June 2002.

Please attach the full Financial Result Announcement here :

File No. 82-4968

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

balance sheet_June2002(comentary).

profit&loss acc_June2002.d(

File No. 82-4968

QUARTERLY REPORT

On consolidated results for the fourth quarter ended 30th June 2002

The Directors are pleased to announce the following:

Unaudited Consolidated Income Statement for the fourth quarter of the financial year ended 30th June 2002

		Quarter ended 30th June 2002	Quarter ended 30th June 2001	% +/-	Year ended 30th June 2002	Year ended 30th June 2001	% +/-
		RM Million	RM Million		RM Million	RM Million	
1 (a)	Revenue	3,215.4	2,939.5	+9	12,053.1	11,817.1	+2
(b)	Investment income	15.3	17.5		65.3	60.7	
(c)	Other income	15.1	15.5		44.4	65.4	
2 (a)	Profit before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	463.0	452.4	+2	1,572.3	1,517.4	+4
(b)	Finance cost	(14.1)	(9.2)		(45.6)	(28.5)	
(c)	Depreciation and amortisation	(86.2)	(85.3)		(332.1)	(333.0)	
(d)	Exceptional items	(56.1)	(82.9)		(50.0)	(74.6)	
(e)	Profit before income tax, minority interests and extraordinary items	306.6	275.0		1,144.6	1,081.3	
(f)	Share of profits and losses of associated companies	(11.5)	10.9		3.5	49.2	
(g)	Profit before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	295.1	285.9	+3	1,148.1	1,130.5	+2
(h)	Income tax	(16.1)	(75.4)		(220.4)	(296.1)	
(i)	(i) Profit after income tax before deducting minority interests	279.0	210.5		927.7	834.4	
	(ii) Minority interests	(63.1)	(64.0)		(156.5)	(217.4)	
(j)	Pre-acquisition profit/(loss)	–	–		–	–	
(k)	Net profit from ordinary activities attributable to members of the company	215.9	146.5	+47	771.2	617.0	+25
(l)	(i) Extraordinary items	–	–		–	–	
	(ii) Minority interests	–	–		–	–	
	(iii) Extraordinary items attributable to members of the company	–	–		–	–	
(m)	Net profit attributable to members of the company	215.9	146.5	+ 47	771.2	617.0	+ 25

File No. 82-4968

Unaudited Consolidated Income Statement for the fourth quarter of the financial year ended 30th June 2002 (continued)

	Quarter ended 30th June			Year ended 30th June		
	2002	2001	%	**2002**	2001	%
	RM Million		+/-	RM Million		+/-
3 Earnings per share based on 2(m) above after deducting preference dividends (nil) :						
(a) (i) Basic – sen (based on 2,326.0 million (2001 – 2,326.0 million) ordinary shares)	9.3	6.3	+47	33.2	26.5	+ 25
(ii) Basic excluding exceptional items – sen (based on 2,326.0 million (2001 – 2,326.0 million) ordinary shares)	11.5	10.0	+15	34.6	29.9	+ 16
(b) Fully diluted – sen (based on 2,326.0 million (2001 – 2,326.0 million) ordinary shares and 1.7 million (2001 : nil) unissued ordinary shares under options granted pursuant to the Sime Darby Employees' Share Option Scheme)	9.3	N/A		33.2	N/A	

SIME DARBY BERHAD
(Company No: 41759-M)

File No. 82-4968

Unaudited Consolidated Balance Sheet

	30th June 2002 RM Million	30th June 2001 RM Million
PROPERTY, PLANT AND EQUIPMENT	4,502.9	4,632.7
REAL PROPERTY ASSETS	125.9	143.4
ASSOCIATED COMPANIES	259.6	206.9
INVESTMENTS	1,078.7	900.1
NON-CURRENT TRADE RECEIVABLES	253.1	106.3
CURRENT ASSETS		
Inventories	2,762.9	2,473.8
Trade receivables	1,564.3	1,262.2
Other receivables, deposits and prepayments	312.7	284.7
Cash held under Housing Development Accounts	69.3	44.2
Bank balances, deposits and cash	1,535.6	1,590.8
	6,244.8	5,655.7
CURRENT LIABILITIES		
Trade payables	1,405.2	1,197.7
Other payables and provisions	1,174.3	1,243.8
Short term borrowings	460.3	336.4
Current taxation	168.8	275.0
	3,208.6	3,052.9
NET CURRENT ASSETS	3,036.2	2,602.8
	9,256.4	8,592.2
SHARE CAPITAL	1,163.0	1,163.0
RESERVES		
Share premium	2,383.8	2,383.3
Revaluation reserves	112.7	114.7
Capital reserves	224.1	280.3
Retained profits	2,885.5	2,473.7
Exchange reserves	419.3	356.9
SHAREHOLDERS' FUNDS	7,188.4	6,771.9
MINORITY INTERESTS	1,177.2	1,131.8
	8,365.6	7,903.7
DEFERRED AND LONG TERM LIABILITIES		
Term loans	652.4	442.6
Deferred taxation	238.4	245.9
	9,256.4	8,592.2
	RM	RM
NET TANGIBLE ASSETS PER SHARE	3.09	2.91

SIME DARBY BERHAD
(Company No: 41759-M)

File No. 82-4968

Notes to the quarterly report – 30th June 2002
Amounts in RM million unless otherwise stated

1. **Accounting policies**

The quarterly financial statements are prepared using accounting policies and methods of computation consistent with those used in the preparation of the last annual audited financial statements except for the change in accounting policy with respect to the recognition of dividends declared or proposed, in compliance with the new Malaysian Accounting Standards Board ('MASB') Standard No.19 on "Events After the Balance Sheet Date". In the previous year, the final dividend was accrued as a liability when proposed by the Directors. This change in accounting policy has been accounted for retrospectively and has the effect of increasing the consolidated retained profits for the year ended 30th June 2001 by RM314 million and net tangible assets per share to RM2.91.

Group retained profits

At 30th June 2001 as previously reported in the audited balance sheet	2,159.7
Add: Proposed final dividend for the financial year ended 30th June 2001	314.0
At 30th June 2001 as restated	2,473.7

The final dividend was recognised as a liability after approval by the shareholders at the Annual General Meeting on 6th November 2001 and was paid on 21st December 2001.

2. **Exceptional items**

	Quarter ended 30th June		Year ended 30th June	
	2002	2001	**2002**	2001
(Loss)/gain on disposal of investments	(1.1)	5.1	16.6	4.5
Surplus on disposal of properties	0.5	2.3	22.1	10.8
Write-back/(provision) for reorganisation expenses and severance cost	10.2	(30.1)	7.0	(30.2)
Provision for diminution in value of investment	(9.1)	-	(15.1)	-
Writedown of property, plant and equipment to recoverable value	(56.4)	(60.2)	(78.2)	(60.2)
Others	(0.2)	-	(2.4)	0.5
	(56.1)	(82.9)	(50.0)	(74.6)

The write-back of reorganisation expenses and severance cost relates to reversal of surplus provision for the restructuring of Lec Refrigeration plc offset by the estimated costs for the closure of the factories of Simex Aircraft Tyre Company Sdn Bhd and Professional Golf Company Sdn Bhd.

The write-down of property, plant and equipment to recoverable value was made in respect of the Group's assets in a business resort hotel, closure of old palm oil mills and the factories of Simex Aircraft Tyre Company Sdn Bhd and Professional Golf Company Sdn Bhd

3. **Extraordinary items**

There were no extraordinary items affecting the Group's results for the quarter under review.

SIME DARBY BERHAD
(Company No: 41759-M)

File No. 82-4968

Notes to the quarterly report – 30th June 2002
Amounts in RM million unless otherwise stated

4. **Taxation**

	Quarter ended 30th June		Year ended 30th June	
	2002	2001	**2002**	2001
Current	56.6	73.8	254.5	285.2
Deferred	(13.2)	(0.9)	(6.9)	5.2
Associated companies	0.5	1.7	2.9	6.3
In respect of prior years	(27.8)	0.8	(30.1)	(0.6)
	16.1	75.4	220.4	296.1

The write-back of provision in respect of prior years relates mainly to settlement reached between Sime UEP Properties Berhad and the Inland Revenue Board on the applicable rates of taxes due on the gains on disposal of land held as Property, Plant and Equipment.

The low effective tax rates of 5.5% for the current quarter and 19.2% for the year ended 30th June 2002 as compared to the statutory tax rate of 28% were mainly due to the effect of the write back of provisions as explained in the paragraph above and the effect of the lower rates of income tax applicable to profits of certain overseas subsidiary companies.

5. **Profits/(losses) on sale of unquoted investments and properties**

There were no profits/(losses) on sale of unquoted investments for the quarter and the year ended 30th June 2002. Profit on sale of properties is shown in Note 2.

6. **Purchases and disposals of quoted and marketable securities**

Details of investments in quoted and marketable securities held by the Group are as follows:

Movement during :	Quarter ended 30th June 2002	Year ended 30th June 2002
- Total purchases	13.0	420.7
- Total disposals	22.2	225.8
- Total (loss)/gain on disposals	(1.1)	16.6
Balance as at 30th June 2002		
- Cost		1,001.5
- Carrying value		977.1
- Market value		1,029.3

Purchases during the year include 68,109,000 shares in Palmco Holdings Berhad.

SIME DARBY BERHAD
(Company No: 41759-M)

File No. 82-4968

Notes to the quarterly report – 30th June 2002
Amounts in RM million unless otherwise stated

7. **The effect of changes in the composition of the Group**

SD Holdings Berhad ('SDHB'), a wholly owned subsidiary of Sime Darby Berhad ('SDB'), acquired an additional 1,800,000 ordinary shares in Sime Diamond Leasing (Malaysia) Sdn Bhd (now known as SimeLease (Malaysia) Sdn Bhd) from The Bank of Tokyo-Mitsubishi Ltd, Japan and Diamond Lease Company Ltd, Japan thereby increasing its interest from 80.23% as at 30th June 2001 to 100% at 30th September 2001.

SDHB also disposed of 6,000,000 ordinary shares, representing 30% of the share capital of Sime Kansai Paints Sdn Bhd to Kansai Paints Co Ltd, Japan thereby reducing its interest from 70% as at 30th June 2001 to 40% at 31st March 2002.

Sime Insurance Brokers ('SIB'), a wholly owned subsidiary of SDB, acquired the entire 500,000 ordinary shares of Alexander Forbes Insurance Brokers (Malaysia) Sdn Bhd ('AFM'), a wholly owned subsidiary of Alexander Forbes Risk Services Ltd ('AFRS') and in consideration, SIB issued 300,000 new ordinary shares to Alexander Forbes International Holdings Pte Ltd ('AFIH'), an associate company of AFRS. AFIH also acquired 20,000 ordinary shares in SIB from Sime Malaysia Region Berhad. SDB thereby reduced its interest in SIB (now known as Sime Alexander Forbes Insurance Brokers Sdn Bhd) from 100% as at 30th June 2001 to 60% at 31st March 2002.

On 29th January 2002, Sime Singapore Limited acquired 51.12% equity interest in Oleander Enterprise Sdn Bhd (now known as Sime Oleander Sdn Bhd).

Westminster Travel Limited acquired 3,600,000 shares in Wincastle Travel (HK) Limited, a travel company in Hong Kong representing 75% of the total equity capital of Wincastle as at 30th June 2002

The above acquisition and disposals had no material impact on the earnings and net tangible assets of the Group.

8 **Status of corporate proposals**

On 21st June 2002, Alliance Merchant Bank Berhad ('Alliance'), on behalf of Sime Darby Berhad ('SDB'), announced that SDB had entered into a Reorganisation Agreement with DMIB Berhad ('DMIB'), Sime Engineering Services Berhad (formerly known as CMF Technology Sdn Bhd) ('SES') and SDC Tyre Sdn Bhd (formerly known as Merit Manufacturing Sdn Bhd) ('SDC') relating to a proposed re-organisation of the corporate structure and businesses of DMIB which would involve inter alia, the privatisation of DMIB and the transfer of its listing status to SES ('the Proposal'). The Proposal is pending approvals of the relevant authorities and the shareholders of DMIB.

On 26th June 2002, SDB announced that it had entered into a non-binding Memorandum of Understanding with Continental Aktiengesellschaft ('Continental') in relation to Continental's proposed acquisition of 30%, and later, a further interest, in the equity of SDC which would become the holding company for the entire equity interest in DMIB and Sime Tyres International (M) Sdn Bhd pursuant to the Proposal mentioned above. There has been no further development since then.

On 28th June 2002, Commerce International Merchant Bankers Berhad ('CIMB'), on behalf of SDB, announced that SDB propose to undertake an issuance of private debt securities of up to RM1,500 million nominal value based on Islamic principles. On 15th August 2002, CIMB had, on behalf of SDB, announced that the approval of the Securities Commission ('SC') had been obtained on 12th August 2002. The approval of the SC is subject to SDB complying with certain conditions which are administrative in nature prior to any issuance.

On 2nd July 2002, SDB announced that its wholly-owned subsidiary, SD Holdings Berhad, had entered into a joint venture agreement ('JVA') with Petra Foods Pte. Ltd. to undertake the business of manufacturing and trading of finished chocolate confectionery products. The JVA is conditional upon the necessary approvals being obtained. An application to the Ministry of International Trade and Industry had been submitted on 5th August 2002.

9. **Issuances and repayments of debt and equity securities**

Save as disclosed below, there were no issuance and repayments of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares or resale of treasury shares for the quarter under review.

Notes to the quarterly report – 30th June 2002
Amounts in RM million unless otherwise stated

9 **Issuances and repayments of debt and equity securities (cont'd)**

The Sime Darby Employees' Share Option Scheme ('the Scheme') for the benefit of eligible employees including Executive Directors of the Company and its subsidiaries came into effect on 10th December 2001 for a period of 5 years. During the year ended 30th June 2002, options over 68,380,000 unissued ordinary shares in the Company have been granted to eligible employees and Executive Directors of the Company and its subsidiaries and 112,000 new shares have been issued pursuant to the exercise of these options. As at 30th June 2002, there were 67,388,000 unissued ordinary shares under options granted pursuant to the Scheme.

10. **Group borrowings and debt securities as at 30th June 2002**

Short term borrowings		
Unsecured borrowings denominated in Ringgit Malaysia		337.7
Borrowings denominated in foreign currencies		
- Secured	1.8	
- Unsecured	114.8	116.6
Term loans repayable within one year included under short term borrowings		
- Unsecured		6.0
		460.3
Term loans		
Unsecured loans denominated in Ringgit Malaysia		140.1
Loans denominated in foreign currencies		
- Secured	19.5	
- Unsecured	498.8	
		518.3
Less:		
Amount repayable within one year included under short term borrowings		
- Unsecured		(6.0)
		652.4

The breakdown of foreign currency denominated borrowings of the Group's foreign subsidiaries analysed by currency is as follows:

Analysis by currency:	Short term borrowings	Term loans
Australian dollar	58.1	172.0
Hong Kong dollar	2.6	-
Singapore dollar	10.3	326.8
Thai baht	4.5	-
Chinese renminbi	27.4	–
Pound sterling	13.7	–
New Zealand dollar	-	19.5
	116.6	518.3

SIME DARBY BERHAD
(Company No: 41759-M)

File No. 82-4968

Notes to the quarterly report – 30th June 2002
Amounts in RM million unless otherwise stated

11. Contingent liabilities

	As at 20th August 2002	As at 30th June 2001
Trade and performance guarantees	982.3	778.8
Claims pending against subsidiaries	60.4	46.2
	1,042.7	825.0

12. Off balance sheet financial instruments

The Group had no financial instruments with off balance sheet risk as at 20th August 2002.

13. Material litigation

Certain minority shareholders of Sime Bank Berhad have taken legal action against Sime Darby Berhad for not making a general offer when 60.35% of the equity of Sime Bank Berhad was acquired. The Directors are of the opinion based on legal advice that no provision is necessary.

14. Segment information for the year ended 30th June 2002

	Revenue	Profit before taxation	Total assets employed
Plantations	963.1	73.2	1,416.6
Tyre manufacturing	775.3	84.4	667.6
Property	562.8	245.8	1,600.7
Heavy equipment	2,412.5	230.3	1,564.5
Motor vehicle distribution	4,008.5	293.2	1,844.1
Energy	629.6	164.3	650.7
General trading, services and others	2,701.3	42.8	2,023.0
	12,053.1	1,134.0	9,767.2
Exceptional items		(50.0)	
Investment and interest income		109.7	2,697.8
Interest expense		(45.6)	
	12,053.1	1,148.1	12,465.0

SIME DARBY BERHAD
(Company No: 41759-M)

File No. 82-4968

Notes to the quarterly report – 30th June 2002
Amounts in RM million unless otherwise stated

15. **Material changes in the quarterly results as compared to the results of the preceding quarter**

	Quarter ended 30th June 2002		Preceding Quarter ended 31st March 2002	
		%		%
Plantations	18.8	5.6	21.3	7.5
Tyre manufacturing	36.1	10.8	15.0	5.3
Property	69.6	20.8	66.5	23.4
Heavy Equipment	60.0	17.9	58.3	20.5
Motor vehicle distribution	80.8	24.1	75.7	26.6
Energy	54.8	16.4	34.7	12.2
General trading, services and others	14.8	4.4	12.7	4.5
	334.9	100.0	284.2	100.0
Exceptional items	(56.1)		(1.6)	
Net interest and investment income	16.3		8.6	
Group profit before taxation	295.1		291.2	

Plantations Division achieved higher palm product prices during the current quarter, which averaged RM 1,211 per tonne and RM 642 per tonne for palm oil and palm kernel respectively, as compared to the previous quarter's average of RM 1,113 per tonne and RM 545 per tonne respectively. The Division recorded lower profits as edible oil refinery operations in Egypt were adversely affected by difficult trading conditions and devaluation of the Egyptian pound.

Tyre Manufacturing's operating results for the quarter ended 30th June 2002 was significantly higher than those of the preceding quarter, largely due to increased sales and improved margins from better manufacturing efficiencies. The current quarter's results include a reversal of RM 11.7 million (June 2001 – RM 27.9 million) arising from a review of costs for selling and distribution.

Although there were fewer launches and lower sales of properties during this last quarter of the financial year as compared to the third quarter, the Property division's operating profits remained healthy due to progressive contribution from properties sold in earlier periods.

The Heavy Equipment operations enjoyed strong sales to the marine and ship building industry in Singapore during the fourth quarter. In Malaysia, the effect of weak demand for new logging equipment is offset by the supply of equipment to the marine and the cogeneration sectors. The operations in Hong Kong continued to benefit from the on going infrastructure projects in the People's Republic of China

The performance of the motor vehicle distributorship operations remained satisfactory. The increase in profits for the quarter mainly arose from higher sales of BMW vehicles by Tractors, contribution from the new Peugeot distributorship in Australia and lower level of stocks provisioning by Hong Kong following the conclusion of the Sino-Japanese trade dispute.

The Energy division comprises Port Dickson Power, Sime SembCorp Engineering and Sime Engineering. The division reported significantly higher profits for the quarter due to the release of warranty provisions on expiry of warranty periods in respect of fabrication works undertaken by Sime SembCorp Engineering.

SIME DARBY BERHAD
(Company No: 41759-M)

File No. 82-4968

Notes to the quarterly report – 30th June 2002
Amounts in RM million unless otherwise stated

16. **Review of results for the quarter and year ended 30th June 2002**

The Group's operating results for the current quarter and year ended 30th June 2002 are as follows :

	Quarter ended 30th June		Year ended 30th June	
	2002	2001	**2002**	2001
Plantations	18.8	6.8	73.2	69.5
Tyre manufacturing	36.1	45.2	84.4	87.6
Property	69.6	55.5	245.8	161.0
Heavy equipment	60.0	81.9	230.3	229.6
Motor vehicle distribution	80.8	96.2	293.2	324.2
Energy	54.8	50.3	164.3	189.5
General trading, services and others	14.8	9.1	42.8	46.1
	334.9	345.0	1,134.0	1,107.5
Exceptional items	(56.1)	(82.9)	(50.0)	(74.6)
Net interest and investment income	16.3	23.8	64.1	97.6
Group profit before taxation	295.1	285.9	1,148.1	1,130.5

Plantations divisions better performance on the back of higher average prices for palm oil and palm kernel of RM1,058 (2001:RM885) per tonne and RM520 (2001:RM519) per tonne respectively was negated by the losses of the edible oil refinery in Egypt which was adversely affected by the difficult market conditions it operates in and the devaluation of the Egyptian pound.

Despite the influx of cheap imported tyres and the intense competition it faced from the aggressive pricing of local manufacturers, Tyre Manufacturing performed creditably, albeit at a lower level of profitability.

The good response to property launches in Putra Heights, USJ 3A and Ara Damansara contributed to the higher profits of the Property division.

The lower contribution from Tractors - Heavy Equipment distribution was offset by strong growth in deliveries of new and used equipment to the Australian coal mining sector by Hastings Deering Australia.

Motor vehicle sales by the Malaysian and Singaporean operations fell resulting in lower profits reported by the Motor vehicle distribution division.

Increased provision for bad and doubtful debts of RM8.9 million by Sime SembCorp Engineering, Port Dickson Power's higher operating and plant maintenance costs and share of Independent Power Producers cost-sharing accruals resulted in lower profits in the Energy division as compared to the previous year.

17. **Material events after the balance sheet date to 20th August 2002**

There were no material events after the balance sheet date to 20th August 2002.

18. **Seasonal or cyclical factors**

The Group's results were not affected by any major seasonal or cyclical factors, except as indicated in Note 15.

SIME.DARBY BERHAD
(Company No: 41759-M)

File No. 82-4968

Notes to the quarterly report – 30th June 2002
Amounts in RM million unless otherwise stated

19. Prospects

Overall the performance of the Group's core businesses has been satisfactory despite the weaker business conditions in certain of the territories and industry sectors that the Group operates. The Malaysian economy is forecast to remain favourable over the new financial year despite the uncertainty affecting the major global economies and the impact of the implementation of the ASEAN Free Trade Agreement. Based on the measures taken to improve the operating efficiencies of the Group's businesses and to address the increased competitive pressures in the region, the Board is optimistic that the results for the new financial year will remain satisfactory.

20. Dividends

a) A final gross dividend of 14.5 sen per share less Malaysian tax at 28% and 3 sen per share tax exempt has been recommended and, subject to the approval of members at the forthcoming Annual General Meeting of the Company, will be paid on 20th December 2002. The final dividend declared for the previous corresponding period was 13.5 sen per share tax exempt. The entitlement date for the dividend payment is 22nd November 2002.

A depositor shall qualify for entitlement to the dividend only in respect of:

i) shares transferred into the depositor's securities account before 12.30 p.m. on 22nd November 2002 in respect of ordinary transfers; and

ii) shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

b) An interim gross dividend of 5.0 sen per share less Malaysian tax at 28% was paid on 24th May 2002. The interim gross dividend paid for the previous corresponding period was 5.0 sen per share less Malaysian tax at 28%.

c) The total annual dividend is 22.5 sen comprising 19.5 sen less Malaysian tax at 28% and 3 sen tax exempt (2001 – 5.0 sen less Malaysian tax at 28% and 13.5 sen tax exempt).

d) The total annual dividend net of tax is RM396.3 million (2001 – RM397.7 million).

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary

Kuala Lumpur
27th August 2002

File No. 82-4968

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by S DARBY on 27-08-2002 11:57:35 AM
Reference No SD-020813-33755

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Entitlement date	:**22-11-2002**
* Entitlement time	:**12:30:00 PM**
* Entitlement subject	:**Final Dividend**

* Entitlement description
14.5 sen per share less Malaysian tax at 28% and 3 sen per share tax exempt

Period of interest payment	: to
Financial Year End	:**30-06-2002**
Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no
PFA Registration Services Sdn Bhd (19234-W)
Level 13, Uptown 1,
No. 1, Jalan SS21/58,
Damansara Uptown,
47400 Petaling Jaya,
Selangor Darul Ehsan
Tel : 603-77254888

Payment date	:**20-12-2002**
A depositor shall qualify for the entitlement only in respect of:	
* a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers	:**22-11-2002**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable)	:
* Entitlement indicator	:○ **Ratio** ● **RM** ○ **Percentage**
* Entitlement in RM (RM)	:**0.175**

Remarks
Final Dividend